SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For December 28, 2018
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE 874TH BOARD OF DIRECTORS’ MEETING

The ordinary Board of Directors’ meeting was called by the Chairman of the Board of Directors, Mr. Mario Engler Pinto Junior, pursuant to the caput and paragraph 6 of Article 13 of the Company’s Bylaws, and was held on October 18, 2018, at 9:00 a.m. at the headquarters of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, located at Rua Costa Carvalho, 300, in the City of São Paulo, with the participant list according to the signatures below.

The Chairman of the Board, Mr. Mario Engler, initiated the meeting and justified the absence of board members Ernesto Rubens Gelbcke and Jerônimo Antunes. (...).

(...)

Proceeding with the meeting, the Chairman of the Board, Mr. Mario Engler, invited Celina Y. Ozawa, Advisor to the Economic-Financial and Investor Relations Office to present item 2 of the agenda, “Approval of the Internal Charter of the Executive Board”, (time: 20 minutes), which was done based on the Executive Board Resolution number 0290/2018, dated 10/10/2018, the Internal Communication number 028/2018, dated 10/05/2018, the Legal Opinion number 252/2018, dated 10/08/2018, in the proposed Internal Chart containing the due justifications, the power point presentation and electronic documents contained in the meeting’s files. The matters were discussed and put to vote, pursuant to Article 14-XXVI and Article 19-I-(h) of the Company’s Bylaws, resulting in the unanimous approval of the “Internal Charter of the Executive Board”, being revoked the Internal Chart of the Executive Board dated 07/26/2006.

(...)

The minutes will be signed by the Board of Directors members: Mario Engler Pinto Junior, Francisco Luiz Sibut Gomide, Francisco Vidal Luna, Karla Bertocco Trindade, Luís Eduardo Alves de Assis, Lucas Navarro Prado, Reinaldo Guerreiro and Rogério Ceron de Oliveira.

This is a free English translation of parts of the original minutes drawn up in the Company’s Minutes Book of Board of Directors’ Meetings.

São Paulo, October 29, 2018.

Mario Engler Pinto Junior	Marialve S. Martins
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: December 28, 2018

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.